

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

Via E-mail
Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

      Re: Kofax Limited
                Amendment No. 1 to Registration Statement on Form F-1
                Filed November 5, 2013
                File No. 333-191554
                Amendment No. 2 to Registration Statement on Form F-1
                Filed November 8, 2013
                File No. 333-191554

Dear Mr. Bish:

      We have reviewed the above-referenced amendments to your registration statement and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated October 17, 2013.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 7

1.   We note your inclusion of partial financial results for the three months ended September 30, 2013. Disclose why you provide only partial and preliminary information at this time. Additionally, please provide analysis of the changes in these financial results as compared to the same measures for September 30, 2012. For example, consider whether these partial and preliminary results are consistent with any trends disclosed in the management's discussion and analysis section. Lastly, please clarify whether the

financial statements for the most recently completed period are available or to the extent they become available prior to the effective date of the registration statement, please confirm that you will include them in the filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel